SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated November 1, 2019.

TRANSLATION

Buenos Aires, November 1, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re.: Relevant Fact –

Resolution No. 688/2019

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

In that regard, and continuing with our prior communications dated August 16, 2019, September 2, 2019 and September 19, 2019, we inform you that Resolution No. 688/2019 of the Governmental Secretary of Energy (the “Resolution”), published in the Official Gazette on November 1, 2019, amended Decree No. 601/2019 (the “Decree”) and Governmental Secretary of Energy Resolution No. 557/2019, by providing that:

1)

Beginning on November 1, 2019 and while the Decree is in effect, the price for gasoline and diesel regardless of their quality, traded by refiners and/or wholesalers and/or retailers, whose destined to public supply through fuel pumps (gas stations), may be increased by up to five per cent (5%) in respect of the price which was in effect on September 20, 2019.

2)

While the Decree is in effect, deliveries of crude oil in the local market must be invoiced and paid at the agreed-upon price between producing companies and refineries as of August 9, 2019, and by applying a reference exchange rate of Argentine Ps. 51.77 per U.S. Dollar, which amounts to a 5% increase in respect of the reference value set forth in Governmental Secretary of Energy Resolution No. 557/2019, and a reference BRENT price of U.S.$59 per barrel.

The Resolution entered into force at the time it was published in the Official Gazette and shall be applicable to transactions which take place following such time.

A link to the Resolution (in Spanish language) can be found below:

https://www.boletinoficial.gob.ar/detalleAviso/primera/220440/20191101

Yours faithfully,

Ignacio Rostagno Market Relations Officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 1, 2019	By:	/s/ Ignacio Rostagno

	Name:	Ignacio Rostagno
	Title:	Market Relations Officer